CYBIN INC. Form of Proxy – Annual and Special Meeting to be held on October 12, 2023 Trader’s Bank Building 702, 67 Yonge Street Toronto ON M5E 1J8 Appointment of Proxyholder I/We being the undersigned holder(s) of common shares of Cybin Inc. (“Cybin”) hereby appoint Eric So, Chair and President, or failing this person, Gabriel Fahel, Chief Legal Officer (the “Management Nominees”) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein then register the proxy appointment by emailing appointee@odysseytrust.com: as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Cybin to be held virtually via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto Time) or at any adjournment thereof (the “Meeting”). Registration is required online at https://register.proxypush.com/cybn. 1. Acquisition Resolution. To consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Acquisition Resolution”) authorizing and approving the acquisition of Small Pharma Inc. (“Small Pharma”) by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia), pursuant to the terms and subject to the conditions of the arrangement agreement between Cybin and Small Pharma dated August 28, 2023. The full text of the Acquisition Resolution is set out as Schedule “A” to the management information circular of Cybin dated September 13, 2023. For Against 2. Appointment of Auditors. To appoint Zeifmans LLP as Cybin’s auditors and to authorize the directors to fix their remuneration. For Withhold 3. Number of Directors. To fix the number of directors at six (6). For Against 4. Election of Directors. For Withhold For Withhold For Withhold a. Theresa Firestone b. Grant Froese c. Paul Glavine d. Eric Hoskins e. Mark Lawson f. Eric So Authorized Signature(s) – This section must be completed for your instructions to be executed. I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. Signature(s): Date MM / DD / YY Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email. Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME: This form of proxy is solicited by and on behalf of Management. Proxies must be received by 1:00 p.m., Toronto Time, on Tuesday, October 10, 2023. Notes to Proxy 1. Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the Management Nominees, please insert the name of your chosen proxyholder in the space provided on the reverse. 2. If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name appears on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, and the holder appoints the Management Nominees, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. To Vote Your Proxy Online please visit: https://login.odysseytrust.com/pxlogin You will require the CONTROL NUMBER printed with your address to the right. To attend the Meeting, you must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting. As part of the registration process, you must enter the control number located on your proxy card. If you vote by Internet, do not mail this proxy. To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.